 Exhibit 99.7

Earnings Call 2

EARNINGS CALL 2

Q3 FY17 results

January 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President & Head - Financial Services; Head – Infosys Brazil and Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Ravi Kumar S.

President & Chief Delivery Officer; Deputy COO

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head - Infosys Consulting; Head of Europe

ANALYSTS

Joseph Foresi

Cantor Fitzgerald

Moshe Katri

Wedbush

Rod Bourgeois

DeepDive Equity Research

James Friedman

Susquehanna

Edward Caso

Wells Fargo

Keith Bachman

BMO

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earning Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Karuna. Hello! Everyone and Welcome to Infosys Earnings Call to discuss Q3FY17 Earnings Release. This is Sandeep from the Investor Relations Team in Bangalore. Joining on this call today is CEO and M.D. – Dr Vishal Sikka; CEO – Pravin Rao; CFO – M.D. Ranganath, along with other members of the senior management team.

We will start the call with some remarks on the performance of the company by Dr Sikka and Ranganath. Subsequently, we will open up the call for Questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Dr Sikka.

Vishal Sikka

Thanks, Sandeep. Hello, Everyone. Welcome to our Earnings Call and Happy New Year.

You will all recall that in October, we had mentioned that in addition to the seasonal headwinds in Q3 on account of furloughs and lower working days, we also have additional headwinds on account of RBS ramp downs impacting our Q3 revenue growth. RBS impacted Q3 revenues by about 1%. After taking into account the above, our Q3 revenue performance was broadly in line with our expectations. Q3 revenues declined by 0.3% in constant currency terms and 1.4% in reported US dollar terms. In terms of the first nine months of the fiscal year over the first nine months of the last fiscal year, our revenues have grown by 9.4% in constant currency terms and 8.3% in US dollar terms. We also marked the significant achievement of crossing $10 bn in revenue on an LTM basis during calendar 2016.

I want to thank all the Infoscions past and present, founders, board members and all those who have helped us achieve this significant milestone.

Net employee additions were 5,719 in the first nine months of fiscal ’17 compared to 17,196 in the first nine months of fiscal ’16 which is a significant reduction. We continue our relentless focus on introducing Automation across our projects in the backdrop of pricing pressure in traditional services and we expect this to reflect in our future hiring.

On the margin front, we have made progress by focusing on operational efficiencies. The first nine months’ margins are at 24.7%, which is in the upper half of the 24%-25% margin band that we had given for the year. While some operating metrics are lower in Q3 as compared to Q2, this should be seen in light of the RBS ramp down which impacted these beyond the normal Q3 seasonality. Ranga will provide more color on the operational efficiency parameters and margins.

We continue to sharply focus on strong execution of our strategy in terms of large deal wins, top client growth, new services momentum, automation, operational efficiencies and talent engagement. We had 8 large deal wins in Q3 with a TCV of $664 mn, this comprise of $436 mn of committed value deals and $228 mn of framework deals.

Our talent retention both at senior level and overall organizational level has been healthy. Attrition in Q3 came down to 14.9% compared to 15.7% in Q2. Among high performers, we continue to see attrition at consistently lower levels and I believe this is due to our ongoing investments, our employee equity program, differential rewards for high performers, talent engagement such as Zero Distance, and giving high performers the challenging opportunities to grow into new roles.

We have a strong, committed and stable senior management team. In any large scale transformation we have to bring in new external talent and promote top talent from within as we did today with the announcement of Ravi as the Deputy COO.

Coming to the Business Outlook for Fiscal ’17, based on our year-to-date performance and our current assessment, we have revised our constant currency guidance from 8%-9% to 8.4%-8.8% for fiscal ’17. Over the next three months, we will focus on strengthening our foundation for fiscal ’18 with a strong Q4.

On the new administration taking office in the US next week, we are closely watching the developments as they unfold. In the absence of visibility on the outcome and the timelines involved in any visa reform, it is difficult to assess the impact of such possible developments on our business.

Now to the execution of our “Renew-New” strategy and our Culture of Learning, on revenue per employee, if we exclude RBS, we can see that the revenue per employee is improving despite significant ongoing pricing pressure. I believe this points to the benefits of automation and our efforts in Zero Distance kicking in and our move towards higher value work. In addition, we see the evidence of our strategy execution in our client survey results at their highest level since we started the survey 12-years ago. In particular, at the highest level ever at the CXO level, with the stark improvement over the last 2-years, 22-point increase at the CXO level. In my personal interactions with clients, Artificial Intelligence is now at the forefront of everyone’s thinking along with driving digital transformation becoming more agile and bringing ongoing innovation and clients now give Infosys as increasingly a strategic partner in these fundamental area. In Renew, in Q3 we continue to make progress in key areas.

Zero Distance, our program to drive grass-roots innovation in every project continues to thrive and evolve. More than 95% of the projects are now covered by Zero Distance and we are starting to see this program monetize its returns. Key Zero Distance examples include LexisNexis, Arizona Public Services and ABN AMRO among others. Going forward, our focus will be on collaboration and learning across Zero Distance themes, and on looking for bigger problems to solve, break through opportunities that we have a significant impact for clients.

In our mainframe modernization service, we are seeing continued demand across verticals. We are working with 25 of the top-50 Infosys clients in moving their Mainframe and legacy landscapes to the Cloud. Clients see clear value in moving their Mainframe workloads to the Cloud, saving as much as 35% of the run cost through Infosys Services and through our partnership with AWS and Microsoft. For Example, in the case of DBS Bank, the move to the Cloud improved their database performance by more than 100x compared to what they were using before.

Internally, we are leveraging our own automation solutions to drive greater efficiencies into all of our service lines. In Q3, Ravi estimated that we save 2,650 FTEs worth of effort primarily in Application Maintenance, Package Systems Maintenance, BPO and Infrastructure Management.

Zero Bench, our program to engage employees in value creation while they are between projects, has created more than 31,800 work packets with more than 15,000 work packets already completed through the end of Q3.

In new areas, Q3 was a healthy quarter for us in all the new software capabilities and we saw tremendous client adoption and excitement around Mana, Skava, Panaya and Edge, each of which had their best quarter ever. On Mana, we saw client adoption more than double compared to previous quarters. What is particularly encouraging is that in Q3, Mana was adopted as much for automating IT Services work as it works for solving broader business problems, like reducing concept to shelf time for apparel companies, driving fraud and risk management for banks, etc. Key new Mana clients include Kraft Heinz and AMD.

On Skava, we saw a strong Black Friday on retail eCommerce sites where volumes were up more than 30%. We also saw great interest in conversion from CPG companies for their direct-to-consumer strategies and interest from financial services companies on loyalty management, from telecom companies to broaden their client engagement and in many other areas. Kraft Heinz for example has selected Skava to power all of their eCommerce.

The EdgeVerve business delivered solid results with 18 wins and 21 go-lives from both Finacle and Edge. AssistEdge, our leading platform in the so-called robotic process automation space had its best quarter ever. A key highlight for EdgeVerve this quarter was the launch of a pilot block chain network for the Emirates New Business Development Bank in the UAE and ICICI Bank.

Panaya had its best quarter ever both in terms of bookings and revenue. Overall, the new software line of business grew 33% faster than the company and we expect software to continue to amplify the work of our teams.

In Design Thinking, we continue to work with clients in their key strategic areas. For example, we had a rewarding Design Thinking engagement with Fudan University School of Management in Shanghai to help them reimagine the learning experience and design their new digital campus of the future. We are actively piloting an online marketplace initially leveraging our bench resources for outside work.

In Culture, learning continues to be our main focus. We have now trained more than 125,000 employees in Design Thinking. We are accelerating DevOps and Agile training to upskill in-demand areas with 50% of our project managers and 7,200 overall Infoscions already trained on these techniques, and we continue to focus on the core competency of new trainees that every fresher now required to be trained in a minimum of three programming languages simultaneously. 10,400 people with this requirement in this program have already been trained and brought into delivery.

To nurture future talent and high performers, we continue to invest in our Employee Equity Program, Zero Distance, our new Apprenticeship Program, the Stanford Executive Education Program. Now with 130 of our leaders as a part of this program, and the leadership blue print, all are critical to this and we will continue these efforts.

Looking beyond business, in India, the Infosys Foundation has invested in several impactful programs across a wide spectrum of areas including Rehabilitation, Arts & Culture, Education and Rural Development. Some of the key initiatives of the quarter include the curation of the Infosys Foundation Anupu Festival, Sponsorship of a Kitchen in Hyderabad in partnership with Akshaya Patra Foundation, an endowment to Sahapedia, an NGO for the development of an online interactive web module on arts, culture and history of India. Development of a Sustainable Village in Madhya Pradesh through Shivganga Samudra Gram Vikas Parishad, along with many other investments.

In the US, the Infosys Foundation USA celebrated Computer Science Education Week, announcing multiple grants to enable underrepresented students across nine states to explore Computer Science and Coding. The Foundation also renewed its partnership with Code.org, one of the most active CS Education Advocacy organizations worldwide. The Foundation honored Ten Computer Science Teachers with Awards of Excellence in Partnership with ACM and CSTA, and launched the new cycle of the Infy Maker Awards for this year. As of September 30, 2016, the Foundation has had significant impact on Computer Science Education by enabling more than 134,000 Students in close to 2,500 schools across all 50 States to gain access to Computer Science and Maker Education. This was made possible by supporting more than 2,500 teachers with critical resources such as Computer Science, Teacher Training, New Class Room Technology and Teaching Aids on makers’ basis. Additional 179 Coding Workshops, Hackathons and Coding Clubs were held during or after school were also supported by the Foundation. We have continued to build on all of these in Q3.

We continue to see many promising signs that we are executing along our strategy and indeed our longer-term path to thrive in the times of AI to not become displaced by Automation, but indeed to become a company of innovators where the AIs of our creation solve the great business problems that we find. Our results and the voice of our clients provide the proof points around this and we will continue to build on this.

I will hand it over to Ranga to provide more details on our financials. Thank you.

M.D.Ranganath

Thank you, Vishal. Hello, everyone. Ranga here. Let me start by saying that in Q3, we continue to focus on improving the operational efficiency of business and maintaining healthy cash flow generation. As you know, Q3 is a seasonally soft quarter due to furloughs and lower working days. In addition, as we had stated earlier in October, this time we had additional headwinds on account of RBS ramp down.

In dollar terms, our revenues in Q3 were $2551 mn, this is a growth of 8.6% when compared to Q3 of fiscal ’16, on a sequential basis our revenues were down by 1.4%. On a year-on-year basis when compared to Q3 fiscal ’16, revenues have grown 7.3% in constant currency terms, sequentially, our revenues in dollar terms were down by 0.3% on constant currency terms. Impact on revenues on account of RBS ramp down was over 1% in Q3 in reported terms.

If you look at the first nine months of this fiscal over first nine months of last fiscal, revenues have grown by 8.3% in dollar terms and 9.4% in constant currency terms. Volumes grew by 0.2% during the quarter. On quarter-on-quarter basis, onsite volume increased by 0.6% and offshore volume increased by 0.1%. The ramp-down in RBS impacted volume growth by over 2% during the quarter. Realization for the quarter declined by 2.2% on reported basis and 1.1% on constant currency basis as compared to Q2’17. As you know, there will be quarter-on-quarter fluctuations, hence a more appropriate indicator of realizations would be 9-months of FY17 over 9-months of FY16. On this measure, realization declined by 2.8% in reported terms and 1.8% in constant currency terms.

As Vishal mentioned earlier, this quarter’s operating parameter should be seen in the light of RBS ramp down as they were impacted beyond the normal Q3 seasonality. Our utilization excluding trainees was 81.9%, similarly, utilization including trainees went up to a healthy level of 77.8%. Utilization excluding trainees has been consistently above 80% over the last seven quarters due to better talent planning and talent supply chain. Onsite mix stands at 29.8% during the quarter. If you look on a 9-month basis, utilization excluding trainees improved to 81.6% as compared to 80.7% for the corresponding period last year. Onsite mix increased to 29.8% in 9-months. Sub-con expenses were 5.6% of revenues in Q3 in comparison to 6.3% in Q3 of last year. DSO for the quarter was 69-days compared to 64-days in Q2 of ’17. This was primarily due to unbilled revenues which declined by $82 mn during the quarter.

Our operating margins for the quarter was 25.1%, increase of 20 basis points over Q2 of ’17. During the quarter, rupee depreciated by 1.2% against US dollar which helped operating margins by 30 basis points. However, this was offset by 30 basis points decline due to the cross-currency impact. Our salary cost declined during the quarter by 130 basis points due to savings on account of lower variable pay and lower leave cost. Lower leave cost was primarily on account of higher leave utilization in the quarter, leave lapsing in certain onsite countries and increase in interest rates. This was offset by decrease in realization which impacted the margins by 30 basis points. Increase in CSR contribution which we have to make in India mandatorily which impacted margins by 40 basis points and increase in third-party software and other costs of 40 basis points, leading to an overall expansion of 20 basis points in operating margins.

Our emphasis on healthy operating cash flow generation continued this quarter. We generated operating cash flow of $547 mn in Q3 compared to $474 mn in the last year same quarter. Operating cash flow as a percentage of net profit was 100% this quarter which reflects healthy cash generation. Our cash and cash equivalents as of December 31st was $5255 mn compared to $5349 mn last quarter. During the quarter, you may recall that we paid interim dividend including tax of $453 mn.

We added 9,120 gross employees during the quarter while the employee count declined at the group level by 66. As Vishal said, our net employee addition in the first nine months of this quarter was 5,719 which is significantly lower than 17,196 in the first nine months of last year. The quarterly annualized attrition on a standalone basis has decreased by 80 basis points to 14.9%. At the group level, annualized attrition declined to 18.4% as against 20% last quarter.

Q3 saw volatility in cross-currency especially due to changes in political landscape in the US, increase in interest rates in the US, and expectations of further upward wage revision. We manage to navigate the volatility effectively. On a period-end basis, USD appreciated by 5.3% against British Pound, 5.6% against Euro and 5.2% against Australian Dollar. Our hedge position as of December 31st was $1215 mn. We expect near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balance was 7.7% in Q3’17 compared to 7.8% previous quarter. We expect yield for Fiscal ‘17 to be approximately 7.5% as compared to 8.6% in financial year ’16 due to continuing reduction in interest rates in India in the backdrop of demonetization initiative that was effective November ’16.

The effective tax rate for the quarter was 28.1%, full year effective tax rate projection for fiscal ’17 is expected to be around 29%. Net margin during the quarter was 21.5% as compared to 20.8% in Q2’17. EPS for the quarter was $0.24; EPS grew 4.4% on year-on-year basis and by 1.5% on sequential basis. EPS for nine-months this fiscal grew 5.1% in dollar terms.

We will continue to optimize the operational efficiency levers on an ongoing basis. In October, we had indicated that the margin guidance for Fiscal ‘17 to be in the range of 24%-25%. For the first nine months of fiscal ’17, our actual operating margins were 24.7%, hence we have kept the margin band unchanged at 24-25% for fiscal ’17.

With that, we will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and gentlemen, we will now begin the Question-and-Answer Session. First question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

My first question is on IT budgets for 2017. Wanted to get your initial impression on what those budgets look like. Any change in the optimism, particularly in Financial Services given the new administration here in the US?

Vishal Sikka

No significant change. The balance of course changes towards the newer areas, Digital, Cloud, some of the AI applications towards operational efficiencies and better customer understanding, customer experience and so forth. With regard to BFSI, maybe Mohit, you can answer.

Mohit Joshi

On the Financial Services side, there is a degree of optimism that we have about the spend in the US over the next 12-months. It has a sub-vertical flavor to it. So on the investment banking and on the asset management side, there is still a degree of caution, but overall we feel that the cost reduction will remain a priority for our clients in the next year. The savings that they get from cost reduction those are going to be driven into transformational programs which will be a positive for us. That is the perspective we have as of now.

Joseph Foresi

I think that the Automation is going to keep pace with pricing and be able to offset the pressure there, so that margins stay stable. Could you update us on your thoughts on that over the short and long-term. Do you feel like Automation is going to keep pace? Also we have seen a couple of FTEs taken out. Is that FTE takeout consistent over the next couple of quarters?

Vishal Sikka

So, if you look at the pace at which we have taken out this FTE effort, it is increasing. It was 2,300 in Q2, and it is now 2,650, so that number is continually increasing. Mana is still in the early days of its adoptions. So, none of these numbers actually reflect any Mana adoption so far. So as you said, the basic idea of automation is to outperform the declining pricing curve. As Ranga mentioned, on a quarter-on-quarter basis, the pricing decline was 1.1% in constant currency and 1.8% over a nine-month period. This number is steadily coming down and this is what I have been talking about for the last 2.5-years. However, it is not enough to simply outperform the downward pace of that spiral. What is even more important is to ensure that the automation continues to impact the deeper and higher level work, such as Application Maintenance or even Application Development and brings more productivity improvement. One of the things that is extremely important as we bring automation to life with our Mana platform is that it is not for the automation software to apply just to our own IT Services, but it is important for that platform also to be the enabler of new kinds of applications that were unprecedented. A lot of companies in our industry are bringing automation simply for their own services. I believe that by doing that, one would not be able to build world-class automation software that can bring the best of what is known outside in other domains. Therefore it is essential for us to apply the automation software to building standalone next-generation breakthrough application.

M.D.Ranganath

Just to add, coming to the positive impact of automation on our P&L, as Vishal said, to the extent that the internal productivity and automation offsets the pricing decline that would beginning to show. It is one of the leading indicators that we have started to watch closely, but, we do not want to call it as a trend line or anything. What we have started monitoring very closely is the rate of headcount addition into the company as compared to the rate of revenue growth. If you look at the first nine months of this year, the net headcount addition across the group, including BPO, has been 5,700 people, for the same period last fiscal nine months, it was 17,000. So there has been reduction in net headcount. So we are internally monitoring how much of this is really on account of the release of people from the projects on account of higher productivity and automation. The important thing to note is that the automation impact on the P&L would be much more significant if that happens across the pyramid, both onsite and in India. That is something which we want to closely monitor, so both headcount release as well as the quality of headcount release, are important.

Joseph Foresi

Can get your early thoughts on the new administration? One of your competitors had talked about already taking a close look at the way that they deliver their services based on some potentially protections policies here in the US. So if you could just talk about this, is that something you are reviewing? I know it is early to tell, but any early thoughts on how you address it?

Vishal Sikka

So there are two parts of that. One is, on a longer term horizon, I see that the administration is going to be a business-friendly and innovation-friendly kind of an administration. The president elect himself is entrepreneurial businessman with a very successful career based on entrepreneurship. So, as long as we are able to be relevant to our clients in that kind of a business-friendly, innovation-friendly atmosphere, we are going to be okay. The second part, the near term part, is regarding the potential impact due to visa policy changes. Depending on the nature of the policy that is adopted, there could be impact to the work that we do. While we do not know what kind of policies will be going into effect, we are preparing to address different scenarios based on what might happen. Ultimately it all comes down to basically two things, more local hiring, which is something that I have been emphasizing and started two and a half years ago. I am myself a high level US local hire. So the more that we can bring local talent to work closely with clients, bring the contextual sense of innovation to their work and bolster that with deep global expertise coming in from the outside, the better. We are deeply committed to the US economy growth and so forth. We have also seen that in other geographies like Australia, etc. Singapore already enacted the 50-50 law that we have been complying with. So depending on the nature of the policy that is adopted, we will take the necessary measures and that might have some impact in the near-term which we will see depending on the nature of the policy. Ultimately, the solution here is better local hiring, more strength in the local economies, local markets and a strong long-term focus on innovation and software-led delivery of value.

Moderator

Thank you. We have next question from the line of Moshe Katri from Wedbush. Please go ahead.

Moshe Katri

Vishal and Ranga, during last quarter a large portion of your TCV came from renewal. Can you quantify the renewal mix this quarter? Could that be one of the reasons why we have seen some of the pricing pressure that Vishal has been talking about?

Vishal Sikka

Moshe, the total number was $664mn, and out of that $436mn was committed value deals and $228mn was framework deals.

Moshe Katri

Could the renewals be one of those factors that is impacting pricing compression that we are seeing?

Pravin Rao

Moshe, this is Pravin here. We normally do not give that split, because when there is a renewal there is a net new as well. So, it is difficult to figure out how much is pure renewal and how much is new. This time as compared with last quarter, we had much more new than renew.

Moshe Katri

Can you give us some color on pricing, could that be one of the reasons impacting pricing for the business?

Vishal Sikka

I do not think so, Moshe. This is independent of that. The pricing decline is something that we see across the industry. We checked it out. In early days a lot of people used to doubt that. I used to think that this was something only we saw. But now we have seen that it is a consistent industry-wide trend and it applies to renewal of existing deals, ongoing projects and so forth. Both, the new software-led services and the new services in general continued to be highly valued and highly profitable. Some of the things that I talk about, for example around migrating mainframe systems to the cloud, new digital services, AI-based applications, the Mana, Skava, Edge and Panaya-based services these are all services that have significant margin potential.

Moshe Katri

Can you quantify the digital mix for the quarter and what sort of growth rates are we looking at?

Ravi Kumar S

It is hard to benchmark or baseline with a market on the digital ecosystem because everybody measures it differently. I have digital services and the digital experience unit which is 100%, the Skava services and the Skava ecosystem is 100% digital, then there is a part of cloud package applications, which is in the digital world because it is a part of the digital ecosystem. There is also integration services to the backend digital which is digital. In effect every service line has something related to digital. Internally we look at metrics to see whether we are moving up and are we growing in line with the market spend. I believe that we are seriously competitive in that space as well as winning a lot of the new spend. Our entire proposition of amplifying human experience by digitizing corporations primarily through innovation and automation has resonated very well with clients. So I really do not want to put a number on-board, because it would confuse you. The base lines for each company are very different on how you measure digital. I believe that it is growing significantly faster than the company and it is in line. We are a market leader in the space of leveraging digital spend in the market.

Moshe Katri

Ranga, your utilization rate was fairly high 81.9%. Are these sustainable levels for the near-term, continuing to kind of push utilization rate above 80%?

M.D.Ranganath

From last four-five quarters, we have been saying that due to better supply chain management and current planning, we aim to be moving that upwards. You should expect that till about 6-7 quarters ago, it used to be consistently below 80%, just between 77% and 80%. We had reorganization little over five quarters ago where we consolidated all the service lines in delivery under one umbrella. Through this, the movement of people from one set of each line to another became much easier without artificial boundaries. We also strengthened the planning and the supply chain. So, steadily it started inching upwards. If you look at in each of the seven quarters, it has been consistently above 80%, currently, this quarter 81.9%. Couple of quarters ago, we had close to 82.7% to 83%. We do believe that around that level between 83%-84%, in the near to medium term is something that we want to plan. The second one on the utilization is also a denominator effect which essentially is also equally important. We want to kind of optimize certainly above 80% and there is some legroom that we want to do it in the medium-term.

Moderator

Thank you. We take next question from the line of Rod Bourgeois from Deep Dive Equity Research. Please go ahead.

Rod Bourgeois

I want to ask about Infosys longer-term strategy here. Given the increasing role of software-led business in your strategy, what is your general view on how much of Infosys revenues should stem from software assets as you look forward perhaps to the 2020 timeframe that you guys have talked about?

Vishal Sikka

There are two dimensions to that, Rod. There is the impact of software in amplifying the existing services where the software itself may not be monetized and may become a part of the overall fixed price offering or the overall solution that we put together for the clients. And, the other one is the standalone software business itself where the software is monetized as a service and that could either be licensed an AMC and so forth. When we talk about 2020, $20 bn number, our idea was that 10% of the revenue would come from new services including software. Currently it is approximately 5% of our revenue and we mentioned this in the fact sheet. The products and the platform revenues are around 5%. The game plan is over the next few years to double this. As I mentioned earlier, Mana, Skava, Edge, and Panaya, all of them had the best quarter ever individually. Mana adoption has been doubling. We are selling Mana exclusively as a service, and Skava is available both as a service and as an upfront license. The Edge products, and Panaya is also exclusively sold as a service. So one of the things that we are going to work on over the course of this quarter is how to better this and then provide even more color at a final granularity on how the software business is evolving. We are also thinking about how to expand the go-to-market for this beyond the relatively small number of clients that you think are from a software point of view that a services company has. Our total number of clients currently are about 1,000, and typically on a software business you have a much larger client base. So these are things that we are thinking about.

Rod Bourgeois

Have you updated your 2020 financial targets or are they the same as they were when we were speaking about those a year or so ago?

Vishal Sikka

The 2020 target is an aspiration. We do not have a business plan or a financial plan to get there. We make the plan on a yearly basis at a company level. Individual businesses do have multiyear plans and so forth. But the 2020 is an aspiration that we have kept for ourselves to help shape our thinking. Whether it is the renewal of our existing services and business or the kind of new mixes and new horizons to add into that and bringing in inorganic revenue and investments and so forth through acquisitions and investments. Hence, there is not a tangible plan for 2020, but the business plans exist for the individual service lines and at a company level we do it for the year.

Rod Bourgeois

When you think about that aspirational plan for 2020, what has changed in your mind in the last year based on what you have seen in the market and based on the experience you have had with rolling out automation? What has changed in your mind relative to those aspirational targets? Are you more confident in the margin target, are you less confident, are you thinking differently about the mix of revenues that you are going to pursue for 2020? What is the big change based on the experience you have had in the market on how you are thinking today about that aspiration versus where you were a year ago?

Vishal Sikka

That is a great question. The transformation is never easy and some of the things that we have seen, for example, bringing Mana or automation platforms to life for the existing IT Services business is an easier sell, easier for our teams to relate to that and bring that to market. But brand new solutions on the platform require a different kind of DNA and a different kind of a mindset. So we need a combination of both. On the pricing front, I have been talking about the downward pricing pressure, and that has continued to intensify. So there is no doubt that this is a secular trend that is heading in a very more fundamental way impacting the industry. You can see that in the moves being made by others in the industry. There is no doubt that software amplified services strategy is the right one here. The other part of it is that, it has to be not only a software-led or a software amplified services strategy for our existing services, it also has to be that the software brings value for additional use cases. This means that the software business would need to expand beyond the top 500 clients that we have. We have to think about additional go-to-market channels and so forth in bringing that to life. As we have gone through this journey, those have been some of the learnings that we have found. This is still quite early. In the near term, we are busy for the next 12 to18 months. We are busy bringing these software amplified services to our existing businesses, to our existing services and to our existing clients. As we expand beyond that, these new strategies would start to play an important role.

Moderator

Thank you. Next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

My first question is for Ranga. I was wondering where we are with the RBS journey? I apologize I cannot remember. But are we closer to the end than the middle of that?

M.D.Ranganath

If you recollect in August of 2016, when we announced the ramp down 3000 people, we had said that most of the impact will not be in Q2, but in Q3 and Q4. On a sequential basis we see by and large negligible impact in Q4. So, that is where the RBS impact. So if you look at Q3, it was a little over 1.1%.

James Friedman

Just so I heard you are right, it sounds like we are done with RBS transfer?

M.D.Ranganath

Very negligible in Q4.

Mohit Joshi

This is Mohit. I can confirm the largest part of that impact has gone for the system, and this is just a very small residual piece left in terms of the impact.

James Friedman

Vishal, I know it is early days, but could you help us to think about what some of the factors might be that would encourage fiscal 2018 to grow either slower or faster than fiscal ‘17?

Vishal Sikka

We have to deliver a strong Q4 to help establish a great base for the beginning of the year. My entire team is here, and I want just to be absolutely clear. If you look at the overall atmosphere around us, independent of the seasonal or the event-oriented things, whether it is Brexit or the US presidential elections and so forth, the bigger change that is happening in the world around us is the technology-driven change. It is a change where every industry and every business is going through a very fundamental transformation towards software, towards AI and towards technology. My view is a deeper embrace of our strategy at an even more accelerated base is going to be necessary in FY’18. What my experience this year has been that every business is looking for advice and for strategic partners to help them think about their journey. In many ways, the traditional models of consulting and strategy and so forth, do not really deliver the results. If you think about the Fortune 500 over the last 10-years, ever since the iPhone was launched, something like 34%, 35% of the Fortune 500 companies are not in the Fortune 500 anymore, some of them have actually gone out of business. It seems to me to be a profound failure of the source, the strategy, the consulting, the innovation and enterprise. As companies think about this exponential and deeply accelerated transformation that is happening in the world around us and around technology, they are looking for new kind of a partner to help them achieve both their cost savings that can outpace the disruption that comes as well as in particular going in the new areas and new ways. So the more that we bring these capabilities both in our existing services and in our new services to our clients, the better that we become at articulating and monetizing these opportunities, the better off we will be. Fiscal ‘18 is going to be a pivotal year in this transformation journey and I am really excited. Our Customer Satisfaction Survey that I saw when I started came in a month after I joined Infosys. It was really depressing to see that one back then. A lot of the thinking that we put into place, the Zero Distance, the embrace of Automation, in particular the massive roll-out of Design Thinking and creating a culture of grassroots innovation and everything that we do, that was all motivated by the voice of the customer that I heard at that time. In two years we have seen a dramatic change in that. We have been doing this survey for something like 12-years, and in those 12-years, this is the highest rating that we have ever had from a client and our CXO scores in particular have jumped dramatically in these last two years. So it tells us that even that is early days and we are still impacted by currency, by the RBS type ramp downs, and furloughs and all of these things that apply to everybody and the downward pricing pressure. It tell us that in a very fundamental and deep-routed way, the change that we have been putting into place is working.

Moderator

Thank you. Next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I am curious to hear your thoughts on the Indian startup market from the sense of is it taking away some of your better talent? Are you looking at it as a source of ideas where you may try to acquire some of these new concepts and roll them into the Infosys portfolio?

Vishal Sikka

That is a great question. The Indian startup scene is an extremely exciting one that has ton of energy and interest. But if you look at the broader context, the unemployment rate among Indian engineering graduates is sky high, the largest employers of Indian IT graduates are actually companies like Uber, and Domino’s and so forth. This is a very tragic situation. If you look at the first nine months of this financial year, we lowered the amount of hiring from 17,500 or so people in the previous year for the first nine months to about 5,700 people this year in the first nine months, which means that our ability to hire better talent is in fact improving and not getting worse because of the startup scene. We deeply encourage the startup scene and we want them to succeed. We want to be the company that can bring the startups products and services to live in the global market. We just invested in a drone company that make autonomous drones for delivery and so forth. We have also invested in a startup incubator here and so forth. In many ways as I look back on the evolution of the IT services industry over the last 15-20 years, it has been a great driver of job growth in India. A lot of that has happened because of jobs that are increasingly mechanizable and that are increasingly susceptible to automation. These are the kinds of jobs that have moved here. Today the IT services industry employ something like 3.6 million people, 3.7 million people, but a large number of these are working in jobs that are more prone to automation. So, these jobs are going to go away overtime. Therefore the long-term future of the Indian employment scene and the Indian high-tech scene has to be in a combination of automation and innovation. It has to be entrepreneurships. So I think the more that we encourage entrepreneurship within our companies as well as within the startups, the better.

Edward Caso

Can you talk about your hiring plans in the US? Obviously, you must be thinking about positioning for however the US visa situation, may or may not change. What efforts have you done? Any kind of numbers you can put to that as far as percent of workforce that is local?

Vishal Sikka

This is an area that we feel is extremely important. Over the last two and half years we have been focusing heavily on this. Now, in light of the new policies, this is something that is going to be ever more important. Ravi has been studying this extensively and perhaps Ravi, you can add a little bit of color to this.

Ravi Kumar S

While the legislation and the law, and the bills are passed and it is probably going to take time. Irrespective of that, we have been very focused on local hiring for the last few quarters. We started hiring freshers from US campuses in the past couple of years. So, that will continue. Our focus is to hire local and supplement skills which are not available with the visa program. We are going to step it up with more enablement and training locally so that we could start hiring adjacent capabilities, wherever we think those specialized skills are not available. We are looking for setting up specific hubs which we have experimented with in the last couple of years. We are going to continue to do that in terms of availability of talent pools and clusters of customers where they are available. It is a very comprehensive plan of looking at local hiring from campuses to one to four year experienced folks and adjacent capabilities of specialized skill training and lateral hiring. So, we will continue to keep that focus and continue to invest. This was being done irrespective of how the legislation takes course.

Edward Caso

Hopefully, my last quick question here is the top-10 year-over-year performance was down meaningfully. Is that all RBS or is there anything else among the top-10 clients that are waiting on those statistics for your top clients?

Vishal Sikka

Ed, RBS of course is a huge part of that and then there is a seasonality. Some of those companies are hi-tech, manufacturing companies, and retail companies that had a significant impact in Q3. So, we have a very deep relationship with our top-25 clients. As you know year and a half or two years ago, that was something that used to suffer. We spend a lot of time and energy in rebuilding those relationships and strengthening those. So, I am not particularly concerned about the statistics.

Moderator

Thank you. Next question is from the line of Keith Bachman from BMO. Please go ahead.

Keith Bachman

First one is on pricing. You indicated pricing was a little bit worse this quarter. Where was the variance generated from? Would you insist to pay it if you look over the course of calendar year '17? Would you expect pricing to be worse than the little over 1% that occurred this quarter?

M.D.Ranganath

If you look at quarter-to-quarter pricing, our realization decline may not be the very accurate indicator. In a particular quarter certain project ramp ups happen and that can alter or rather amplify or understate as the case maybe the pricing. The more stable and more predictable indicator would be or reliable would be on the much longer period of time. Nine month over nine month which is on year-on-year basis and constant currency about 1.5% to 1.8%. I think if you look at previous year also in FY ‘16 over FY ‘15, we had between 1.1% and 1.5%. So, at this point in time based on what we see on a more multiple quarter basis, we expect that to be in the current levels really around 1% to 1.5%.

Keith Bachman

My follow-up question relates to something that was commented on previously. If we look at the growth rate this quarter on a constant currency basis little over 7%, you are guiding the March quarter to be a little over 6% on a year-over-year basis constant currency. As you think about that growth rate and as you look out over the next 12-months compared to the pyramid hiring structure, is there implication that this is the sustained growth rate on your ability to maintain your cost structure and ability to maintain your margins? Can you please elaborate a little bit on that?

M.D.Ranganath

That is a good question. Let me just give a comparison between last year and this year itself. Last year, our constant currency growth was 15.2% and our operating margin was 25%, and the first nine months of last year the operating margin was 24.8%. So, the first nine months operating margin is same, 24.7%, and despite the constant currency growth being at least 300 to 400 basis points lower. So what impact has happened is we have leveraged the operational efficiency pieces, the utilization and so on and so forth. So that has happened this particular year. Essentially even though the constant currency growth for the first nine months was 300 to 400 basis points lower than the corresponding period last year, we maintained the operating margins. Coming to the growth rate for the next year, I think Q4 exit rate is typically very important because of the compounding effect that typically sets a very good pace for the following year. So last year as well, we focused on strong execution in Q4, and we grew 1.6%, unlike the previous several years where used to be negative. For example, fiscal ‘15, Q4 was negative 2.6%, prior to that negative 1% and prior to that another negative. Last year Q4 was the first time in more than three years where by focusing on strong execution and being the importance for Q4 exit rate for the following year we had focused. So I think our endeavor is to focus on execution in Q4 and see what we delivered in Q4 and that gives us much more credible basis for forecasting FY18.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I would now like to hand over the floor back to Sandeep Mahindroo for his closing comments. Over to you sir.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you very much, sir. Ladies and gentlemen, on behalf of Infosys, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.